SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Avidity Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05370A108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

*See Item 6
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,701,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,701,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,701,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.4%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,701,489
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,701,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,701,489
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on June 22, 2020 (the “Original Schedule 13D”) and Amendment No. 1 filed jointly by the Reporting Persons with the Securities and Exchange Commission on February 2, 2023 (“Amendment No. 1”, the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”), with respect to the Shares of the Issuer.

Items 3, 5 (a)-(c) and 6 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used for the purchase of the Shares reported herein was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein is approximately $104,014,439.
Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person as of the date hereof is based upon 79,415,284 Shares outstanding as of January 23, 2024, as disclosed by the Issuer to the Reporting Persons.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Shares effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the Shares and/or other securities of the Company, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Shares and/or other securities of the Company.

Since the filing of the Schedule 13D, the Reporting Persons have acquired and disposed of cash-settled swaps that constitute long economic exposure to the Shares (“Long TRS Positions”). Currently the Long TRS Positions of the Reporting Persons constitute long economic notional exposure to 6,529,103 Shares or approximately 8.2% of the outstanding Shares in the aggregate. All balances due under the swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares. In addition, the Swaps do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company, do not provide the Reporting Persons with an option to purchase any securities of the Company and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. The Reporting Persons do not have voting power or dispositive power with respect to the Shares referenced in such cash settled swaps and disclaim beneficial ownership of the to which such swaps relate.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. DATED:

DATED: January 24, 2024

RTW INVESTMENTS, LP

	By:	/s/ Roderick Wong, M.D.
	Name:	Roderick Wong, M.D.
	Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock

The following table sets forth all transactions in the shares of Common Stock during the past sixty (60) days. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/22/2024	11,700	10.2712